Exhibit 99.1

Legend Biotech Corporation

Announces Pricing of Registered Direct Offering of US$350 million of American Depositary Shares

SOMERSET, NJ – May 8, 2023 – Legend Biotech Corporation (NASDAQ: LEGN) (“Legend Biotech”), a global biotechnology company developing, manufacturing and commercializing novel therapies to treat life-threatening diseases, today announced that it has agreed to sell 5,468,750 American Depositary Shares (“ADSs”), each representing two ordinary shares of the Company, at a price of US$64.00 per ADS, in a registered direct offering. The gross proceeds of the offering are expected to be approximately $350 million, before offering expenses, which together with the Company’s existing cash and cash equivalents, are expected to enable the Company to fund its planned operating expenses and capital expenditures through the fourth quarter of 2025. All ADSs to be sold in the offering will be sold by Legend Biotech. The offering is expected to close on or about May 10, 2023, subject to customary closing conditions.

The ADSs are being offered pursuant to an effective shelf registration statement that was previously filed with the Securities and Exchange Commission (“SEC”). The securities may be offered only by means of a prospectus. A final prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. A copy of the final prospectus supplement can be obtained, when available, by contacting us at 2101 Cottontail Lane, Somerset, NJ 08873 USA.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Legend Biotech

Legend Biotech is a global biotechnology company dedicated to treating, and one day curing, life-threatening diseases. Headquartered in Somerset, New Jersey, we are developing advanced cell therapies across a diverse array of technology platforms, including autologous and allogeneic chimeric antigen receptor T-cell and natural killer (NK) cell-based immunotherapy. From our three R&D sites around the world, we apply these innovative technologies to pursue the discovery of cutting-edge therapeutics for patients worldwide.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the closing of the offering and the Company’s ability to fund its planned operating expenses and capital expenditures through the fourth quarter of 2025. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: uncertainties related to market conditions and the completion of the offering (which may cause the offering to not be completed on the anticipated terms or at all), the actual amount of Legend Biotech’s expenses, and the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 30, 2023 as well as in Legend Biotech’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Any forward-looking statements contained in this press release speak only as of the date hereof, and Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers should not rely upon the information in this press release as current or accurate after its publication date.

Investor Contacts:

Joanne Choi, Senior Manager of Investor Relations, Legend Biotech

joanne.choi@legendbiotech.com

Crystal Chen, Manager of Investor Relations, Legend Biotech

crystal.chen@legendbiotech.com

Press Contact:

Tina Carter, Corporate Communications Lead, Legend Biotech

tina.carter@legendbiotech.com

(908) 331-5025